SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETOFILED PURSUANT TO 13d-2(a)

                               (Amendment No. 4)*

                    Under the Securities Exchange Act of 1934

                               GARDENBURGER, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    365476100
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                                 (CUSIP Number)

                           Rosewood Capital III, L.P.
                         One Maritime Plaza, Suite 1330
                         San Francisco, California 94111
                                 (415) 362-5526
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  365476100

1) Name of Reporting Person                           Rosewood Capital III, L.P.

2) Check the Appropriate Box if a Member of a Group                       a) [ ]
                                                                          b) [x]
3) SEC Use Only

4) Source of Funds                                                            OO

5) Check if Disclosure of Legal  Proceedings is Required
   Pursuant to Items 2(d) or 2(e)                                            [ ]

6) Citizenship or Place of Organization                        State of Delaware

Number of Shares               7)  Sole Voting Power                   1,421,686

Beneficially Owned             8)  Shared Voting Power                 -0-

by Each Reporting              9)  Sole Dispositive Power              1,421,686

Person With                    10)  Shared Dispositive Power           -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    (See Instructions) **                                              1,421,686

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

13) Percent of Class Represented by Amount in Row (11)                     13.6%

14) Type of Reporting Person (See Instructions)                               PN

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

     This Amendment No. 4 to Schedule 13D amends the Schedule 13D initially filed on April 23, 1999 (collectively, with all amendments thereto, the "Schedule 13D").

     Preliminary  Note:  Rosewood Capital III, L.P.  ("Rosewood") is filing this
Schedule 13D with respect to the common stock, no par value, of Gardenburger, Inc. (the "Issuer"). As reported in the Amendment No. 2 to Schedule 13D filed by Rosewood on January 17, 2002, Rosewood owns certain shares of preferred stock of the Issuer and a warrant to purchase common stock of the Issuer.

     As reported by Rosewood in its Amendment No. 3 to Schedule 13D filed by Rosewood on September 9, 2003, the Group may have been formed with respect to the going-private transaction based on the understanding among Rosewood, Farallon, Dresdner, Pattico and Management as to the material terms on which they would be willing to consummate the going-private transaction (as such terms are defined or used in such Amendment No. 3). The Amendment No. 3 also reported that Rosewood had not consented to the going-private transaction. Rosewood is filing this Amendment No. 4 to disclose that there is no longer any understanding regarding the terms on which members of the Group would be willing to consummate the going-private transaction nor any "group" within the meaning of Rule 13d-5(b) of the Exchange Act. Rosewood is also reporting its continued beneficial ownership of 1,421,686 shares of common stock.

Item 2.  Identity and Background

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     This statement is being filed by Rosewood, which is a limited partnership organized under the laws of the State of Delaware. The principal business of Rosewood is a consumer-oriented private equity investment fund and its principal business and principal office is located at One Maritime Plaza, Suite 1330, San Francisco, California, 94111.

     Rosewood Capital Associates, LLC as General Partner of Rosewood has the power to direct the affairs of Rosewood. Kyle A. Anderson and Byron K. Adams, Jr. are the managing directors who have the final authority to make all decisions to acquire, sell or restructure investments of Rosewood Capital Associates, LLC.

     Rosewood has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating

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

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

     Item 4 of the Schedule 13D is amended and updated as follows:

     As noted in the Preliminary Note, there is no longer any understanding among Rosewood, Farallon, Dresdner, Pattico and Management regarding the material terms on which the going-private transaction might be consummated and there is no longer any "group" within the meaning of Rule 13d-5(b) of the Exchange Act.

     Rosewood may continue to engage in communications with one ore more officers of the Issuer, one or more members of the board of directors of the Issuer, one or more shareholders of the Issuer, one or more creditors of the Issuer and/or Farallon, Dresdner, Pattico and Management regarding possible transations involving the Issuer.

     Except as set forth in this Item 4 and in Item 5, Rosewood has no plan or proposal that relates to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate  structure;
(vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to those enumerated above.

     Rosewood reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt other plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Rosewood is incorporated herein by reference. Rosewood has not been a party to any transaction in the Shares in the last 60 days.

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

     Rosewood Capital Associates, LLC as General Partner of Rosewood has the power to direct the affairs of Rosewood. Kyle A. Anderson and Byron K. Adams, Jr. are the managing directors who have the final authority to make all decisions to acquire, sell or restructure investments of Rosewood Capital Associates, LLC.

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

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                           Rosewood Capital III, L.P.

                                           By: Rosewood Capital Associates, LLC,
                                               General Partner

Date:  September 15, 2003                      By: /s/ Kyle A. Anderson
                                                   -----------------------------
                                                   Kyle A. Anderson,
                                                   Managing Director

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